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                             December 3, 2021

       Simon Lyall-Cottle
       Chief Executive Officer and Chairman
       Healthcare AI Acquisition Corp.
       190 Elgin Avenue
       George Town
       Grand Cayman KY1-9008
       Cayman Islands

                                                        Re: Healthcare AI
Acquisition Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed November 19,
2021
                                                            File No. 333-261193

       Dear Mr. Lyall-Cottle:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed November 19, 2021

       Exhibit Index, page II-3

   1. We note that you filed draft legal opinions as exhibits 5.1 and 5.2 and your Exhibit Index discloses the "form of"
opinions. Please file finalized dated and executed legality
                                                        opinions, and revise
the exhibit index accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Simon Lyall-Cottle
Healthcare AI Acquisition Corp.
December 3, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Mindy Hooker, Staff Accountant at (202) 551-3732 or John Cash,
Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202)
551-3345 or Jay Ingram, Legal Branch Chief at (202) 551-3397 with any other questions.



FirstName LastNameSimon Lyall-Cottle                       Sincerely,
Comapany NameHealthcare AI Acquisition Corp.
                                                           Division of
Corporation Finance
December 3, 2021 Page 2                                    Office of
Manufacturing
FirstName LastName